UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity and Shanda Enter Licensing Agreement

Seoul, South Korea – July 11, 2005 - GRAVITY Co., Ltd. (Nasdaq: GRVY) and
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) today announced that they have entered into a licensing agreement. Under this agreement, Gravity has granted Shanda exclusive licensing rights to operate and service ‘Ragnarok
Online’ in China.  Ragnarok Online is a massively multiplayer online role playing game (MMORPG) and is Gravity’s principal title.

Ragnarok Online is a popular global MMORPG, which has been commercialized in 20 markets. Shanda will replace the existing publisher of Ragnarok Online in mainland China following the expiration of its license agreement with Gravity.

David Woong-Jin Yoon, CEO of Gravity, announced, “We are excited to partner with Shanda. Through our partnership with Shanda, a leading interactive entertainment media company in China, we believe we can strengthen our presence in China, which is believed to be one of the fastest growing online game markets.”

“Ragnarok Online’s healthy, cartoon style appeals to female and younger age group user segments, which are less developed and are the targeted user demographic base for Shanda’s home strategy,” said Tianqiao Chen, CEO of
Shanda, “With Shanda’s leading distribution network and operating platform, we feel we are well positioned to offer premium a gaming experience to the
Ragnarok Online gaming community in China.”

About Gravity Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games worldwide. The Company's principal MMORPG, Ragnarok Online, is currently commercially offered in 20 markets. For more information visit
http://www.gravity.co.kr

About Shanda
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda's interactive entertainment platform attracts a large and loyal user base, of which an increasing number access Shanda content from home. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com .

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.
All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner;
ability to acquire, develop, license,launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-
looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

CONTACTS For Shanda Interactive Entertainment Ltd.:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors):  stonge@braincomm.com
Ray Yeung (media):  yeung@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 07/11/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	Chief Financial Officer